Exhibit 99.1

Basel Medical Group Ltd Kicks Off US$ 1.0 Billion Bitcoin (BTC) Acquisition Strategy Move

Singapore – May 16, 2025 – Basel Medical Group Ltd (Nasdaq: BMGL or the “Company”), today announced that it has begun exclusive negotiations for a US$1 billion BTC acquisition that will diversify its treasury reserves to a very large extent, while maintaining its core focus on medical services expansion. This is a major strategic financial initiative to strengthen its balance sheet and support its aggressive expansion across Asia’s high-growth healthcare markets.

Strategic Financial Restructuring for Growth

BMGL is in advanced discussions with a consortium of institutional investors and high-net-worth individuals, who are influential in the crypto space, to acquire a US$1 billion BTC through an innovative share-swap arrangement. Management believes that this landmark transaction, if successful, will represent one of the largest corporate balance sheet enhancements in the Asia-Pacific healthcare sector.

Strengthening the Foundation for Regional Expansion

The proposed US$1 billion capital infusion will:

●	Create one of the strongest balance sheets among Asia-focused healthcare providers;
●	Provide unmatched financial flexibility for mergers and acquisitions;
●	Establish a diversified asset base to weather market volatility; and
●	Position BMGL as a well-capitalized medical group in emerging Asian markets

Dr Darren Chhoa, Chief Executive Officer of BMGL, emphasized, “This US$1 billion financial transformation will give us unprecedented capacity to execute our Asia growth strategy while maintaining conservative financial management. Our expanded balance sheet will allow us to move quickly on strategic opportunities as we build a premier healthcare platform across high-growth Asian markets.”

The Company expects to finalize terms this current quarter, subject to standard closing conditions and regulatory approvals.

About Basel Medical Group Ltd

Basel Medical is a Singapore-based provider of orthopedic and trauma services, sports medicine and surgery, orthopedic procedures, as well as neurosurgical treatments. Our operations are based in Singapore, with our clinics being at 6 Napier Road, Unit #02-10/11 and Unit #03-07, Gleneagles Medical Centre. Over the last 20 years, our group has forged strong and lasting relationships with a large base of corporations, in particular those in the construction, marine and oil & gas industries, which underpin our robust business model. As an orthopedic service provider in Singapore with a track record of over 20 years, we are well-positioned to ride the wave of growth opportunities in the private healthcare industry in Singapore and across Southeast Asia driven by ageing populations, rising income levels, increasing private insurance coverage, government effort and expenditure on healthcare, growing sports participation rate and Singapore’s position as a premium destination for healthcare services in Asia. Our management and medical practitioner team comprises a roster of orthopedic and neurosurgery specialists, corporate finance and healthcare partnership specialists. Basel Medical Group Ltd serves as the holding company of our group and we conduct our operations through our operating subsidiaries based in Singapore. For more information, please visit the Company’s website: www.baselmedical.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, which involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

Media Contact:

Basel Medical Group Ltd

+65 6291 9188

contact@baselmedical.com

www.baselmedical.com